SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I/A

Amendment No. 1

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BIOMED REALTY, L.P.

(Name of Subject Company (issuer))

BIOMED REALTY TRUST, INC.

BIOMED REALTY, L.P.

(Names of Filing Persons (guarantor and issuer))

3.75% Exchangeable Senior Notes due 2030

(Title of Class of Securities)

09064AAB7

(CUSIP Number of Class of Securities)

Alan D. Gold

Chairman and Chief Executive Officer

17190 Bernardo Center Drive

San Diego, CA 92128

(858) 485-9840

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Craig M. Garner, Esq.

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

(858) 523-5400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$95,678,000.00	$11,117.79

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.75% Exchangeable Senior Notes due 2030 (the “Notes”), as described herein, is 100% of the principal amount of the Notes. As of December 11, 2014, there was $95,678,000.00 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $95,678,000.00.
**	Previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE TO SCHEDULE TO-I/A

This amended Schedule TO is being filed solely to include the Schedule TO (together with any amendment and supplements thereto, the “Original Filing”) originally filed by BioMed Realty, L.P. on December 12, 2014, in the filings of BioMed Realty Trust, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”). The Original Filing was not included in the Company’s SEC filings due to a coding error in the electronic filing transmission by the financial printer engaged by the Company to file the Original Filing.

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of January 11, 2010 (the “Indenture”), by and among BioMed Realty, L.P., a Maryland limited partnership, as issuer (the “Company”), BioMed Realty Trust, Inc., a Maryland corporation, as guarantor (the “Guarantor”), and U.S. Bank National Association, as trustee and paying agent (the “Trustee”), relating to the Company’s 3.75% Exchangeable Senior Notes due 2030 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company and the Guarantor with respect to the right of each holder (the “Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes, as set forth in the Company’s Issuer Repurchase Notice to Holders of 3.75% Exchangeable Senior Notes due 2030, dated December 12, 2014, filed as an exhibit to this Schedule TO (as amended or supplemented from time to time, the “Put Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

Item 10.	Financial Statements.

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Put Option is not subject to any financing condition, (iii) the Put Option applies to all outstanding Notes and (iv) the Company is a reporting company under Section 13(a) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

Item 11.	Additional Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Issuer Repurchase Notice to Holders of 3.75% Exchangeable Senior Notes due 2030, dated December 12, 2014, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)	IRS Form W-9.

(a)(5)(A)	Press release dated December 12, 2014.

(b)(1)	Amended and Restated Unsecured Credit Agreement, dated as of September 24, 2013, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto.(1)

(b)(2)	Form of Amended and Restated Line Note under Amended and Restated Unsecured Credit Agreement.(1)

(b)(3)	Form of Amended and Restated Competitive Bid Note under Amended and Restated Unsecured Credit Agreement.(1)

(b)(4)	Form of Term Note under Amended and Restated Unsecured Credit Agreement.(1)

(b)(5)	Form of Amended and Restated Swing Loan Note under Amended and Restated Unsecured Credit Agreement.(1)

(d)(1)	Indenture, dated January 11, 2010, among BioMed Realty, L.P., BioMed Realty Trust, Inc. and U.S. Bank National Association, as trustee, including the form of 3.75% Exchangeable Senior Notes due 2030.(2)

(g)	None.

(h)	None.

(1)	Incorporated herein by reference to BioMed Realty Trust, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2013.
(2)	Incorporated herein by reference to BioMed Realty Trust, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2010.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2014	BIOMED REALTY TRUST, INC.

	By:	/s/ GREG N. LUBUSHKIN
	Name:	Greg N. Lubushkin
	Title:	Chief Financial Officer

BIOMED REALTY, L.P.

By: BioMed Realty Trust, Inc.
its General Partner

	By:	/s/ GREG N. LUBUSHKIN
	Name:	Greg N. Lubushkin
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Issuer Repurchase Notice to Holders of 3.75% Exchangeable Senior Notes due 2030, dated December 12, 2014, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)	IRS Form W-9.

(a)(5)(A)	Press release dated December 12, 2014.

(b)(1)	Amended and Restated Unsecured Credit Agreement, dated as of September 24, 2013, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto.(1)

(b)(2)	Form of Amended and Restated Line Note under Amended and Restated Unsecured Credit Agreement.(1)

(b)(3)	Form of Amended and Restated Competitive Bid Note under Amended and Restated Unsecured Credit Agreement.(1)

(b)(4)	Form of Term Note under Amended and Restated Unsecured Credit Agreement.(1)

(b)(5)	Form of Amended and Restated Swing Loan Note under Amended and Restated Unsecured Credit Agreement.(1)

(d)(1)	Indenture, dated January 11, 2010, among BioMed Realty, L.P., BioMed Realty Trust, Inc. and U.S. Bank National Association, as trustee, including the form of 3.75% Exchangeable Senior Notes due 2030.(2)

(g)	None.

(h)	None.

(1)	Incorporated herein by reference to BioMed Realty Trust, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2013.
(2)	Incorporated herein by reference to BioMed Realty Trust, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2010.